UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER

0-27393
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CUSIP NUMBER
178871109

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Civitas BankGroup, Inc.

Full Name of Registrant

Former Name if Applicable

4 Corporate Centre, 810 Crescent Centre Drive, Suite 320

Address of Principal Executive Office (Street and Number)

Franklin, Tennessee 37067

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of June 30, 2004, the Company became an accelerated filer, as defined in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, the Company was required to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) on or before March 16, 2005.

Although management has worked diligently to complete all the required information for its Form 10-K and devoted significant resources through March 16, 2005 to complete the Form 10-K, the Company was not able to file the Form 10-K on or before March 16, 2005 without unreasonable effort or expense due to the fact that management underestimated the time and resources necessary to (i) prepare the Company’s consolidated financial statements for the year ended December 31, 2004 and (ii) complete work on management’s assessment of the effectiveness of the Company’s internal control over financial reporting, which is required for the first time for accelerated filers in connection with the Form 10-K. The Company has been required to allocate substantial resources to perform its evaluation and testing of its internal control over financial reporting which adversely impacted the Company’s ability to timely prepare its consolidated financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting. The Company’s registered public accounting firm has not completed its audit of the Company’s consolidated financial statements for the year ended December 31, 2004. The Company’s management has been actively involved in the sale of three of the Company’s bank subsidiaries during the fourth quarter of 2004 and the first quarter of 2005 and underwent a systems conversion in the first quarter of 2005, which activities have required significant attention from management. As a result of all of these matters, the Company was unable to file its Form 10-K on or before March 16, 2005 without unreasonable effort or expense.

The Company expects to file its Form 10-K, without management’s report on internal control over financial reporting, by March 31, 2005. The Company intends to subsequently file an amendment to such Form 10-K to include management’s report on internal control over financial reporting within the time frame permitted by Exemptive Order No. 50754 issued by the Securities and Exchange Commission on November 30, 2004. The above represents the Company’s current intention; however, no assurance can be given that this will be achieved.

At this time, management of the Company is not aware of the existence of any material weaknesses in the Company’s internal control over financial reporting at December 31, 2004, however, the Company continues to evaluate and test its internal control over financial reporting and can give no assurances that a material weakness as of December 31, 2004 will not be discovered between the date hereof and the date of the filing of the amendment to the Form 10-K described above.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andy LoCascio	615	383-6619
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CIVITAS BANKGROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005	By /s/ Andy LoCascio Andy LoCascio, Chief Financial Officer